SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER	E-MAIL ADDRESS
+852-2514-7622	ksudol@stblaw.com

October 2, 2015

VIA EDGAR

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Re:                             Xueda Education Group

Schedule 13E-3 filed August 24, 2015

Filed by Xueda Education Group, et al.

File No. 5-85750

Dear Ms. Chalk:

On behalf of Xueda Education Group, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Xueda” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of September 24, 2015 with respect to the Schedule 13E-3 and proxy statement, File No. 5-85750 (the “Schedule 13E-3”), filed on August 24, 2015 by the Company and the filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold and italics, followed in each case by the response. Please note that all references to page numbers in the responses are references to the page numbers in the amendment to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”) filed concurrently with the submission of this letter.

Leiming Chen     Daniel Fertig     Adam C. Furber     Anthony D. King     Celia C.L. Lam     Chris K.H. Lin     Jin Hyuk Park     Kathryn King Sudol     Christopher K.S. Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

We represent the Company. To the extent any response relates to information concerning any of the independent committee of the board of directors of the Company (the “Independent Committee”), Xiamen Insight Investment Co., Ltd. (“Insight” or “Parent”), Rubin Li, Goodor Corporation, Xin Jin, Golden Section Holding Corporation, Jinbo Yao and Nihao China Corporation, such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.  Capitalized terms included and not otherwise defined herein are as defined in the merger agreement dated July 26, 2015 among the Company and the other parties thereto (the “Merger Agreement”).

*                                         *                                         *

Schedule 13E-3

Dissenter Rights of Shareholders and ADS Holders, page 6 and 106

1.                                      We note the blank spaces for dates in the current disclosure document. Therefore, in your response letter, tell us how long it will take an ADS holder wishing to exercise dissenter rights to convert to underlying shares and do so. We may have further comments.

The Company respectfully advises that ADS holders wishing to exercise dissenter rights must surrender their ADSs to the ADS depositary, pay the ADS depositary’s fees required for the cancellation of the ADSs, provide instructions for the registration of the corresponding shares and certify that they have not given, and will not give, voting instructions to the ADSs (or, alternatively, that they will not vote the corresponding shares) before the close of business in New York City on the second business day in New York before the Share record date, and become registered holders of shares by the close of business in the Cayman Islands on the Share record date.  The Company expects a window of at least 10 calendar days between the ADS record date, which is also the date of the notice and proxy statement, and the Share record date.

Upon receipt of a dissenting ADS holder’s ADSs, the applicable ADS cancellation fees and properly completed required instructions and certifications, the ADS depositary shall instruct its custodian, Citibank, N.A. — Hong Kong Branch, to deliver the applicable underlying shares to the converting ADS holder.  Because of the time difference between New York and Hong Kong, the process of conversion from ADSs to shares is expected to take up to two consecutive business days.

Financing of the Merger; Deposit of Merger Consideration, page 10 and 59

2.                                      To the extent that there are any restrictions or limitations on your ability to deposit cash in U.S. dollars sufficient to pay the merger consideration or remove such funds outside the PRC, this should be fully explained in the disclosure document. Please revise or advise.

Parent’s obligation under the Merger Agreement to deposit sufficient funds with the paying agent to pay merger consideration is subject to the completion of filings by Parent with, and receipt by Parent of applicable approvals from, relevant PRC governmental authorities, including approvals from the National Development and Reform Commission, the Ministry of Commerce and the State Administration for Foreign Exchange.  Parent has informed the Company that it is in the process of applying for and expects to obtain such approvals in due course prior to the closing of the merger.  Except for the filings and approvals described above, Parent is not aware of any restrictions or limitations under PRC laws, regulations or policies currently in force on Parent’s ability to deposit cash in U.S. dollars sufficient to pay the merger consideration or remove such funds outside the PRC.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 59 of the Revised Proxy Statement.

Limited Guarantee, page 10 and 60

3.                                      Explain why Tsinghua Unigroup Ltd. is not a filer on the Schedule 13E-3. We note that Tsinghua is guaranteeing all of Insight’s payment obligations under the merger agreement and will purchase 31.7% of Parent in a private placement.

The Company respectfully advises the Staff that Tsinghua is not a filer on the Schedule 13E-3 for the following reasons:

•                  Tsinghua has confirmed to the Company that Tsinghua does not control Parent and does not have the power to direct the operations or policies of Parent, including any investment policies of Parent.

•                  Schedule 13E-3 as previously filed discloses that Tsinghua, through an affiliate, has entered into an agreement with another shareholder of Parent to acquire Parent shares representing a 15.59% interest in Parent.  The closing of the Tsinghua’s affiliate’s purchase remains subject to PRC governmental approvals, including by the PRC Ministry of Education.  Although Tsinghua expects to consummate the purchase as soon as practicable following the merger, it remains uncertain whether and when the Tsinghua affiliate will obtain the relevant PRC government approvals for the purchase.

•                  Schedule 13E-3 as previously filed also discloses that Tsinghua through an affiliate is expected to participate in a private placement by Parent which is expected to close following completion of the merger, subject to PRC government approvals.  Tsinghua’s affiliate has agreed to subscribe for 106,638,787 shares of Parent, representing 27.79% of Parent’s outstanding shares as of the closing of the private placement.  It remains uncertain whether and when the relevant PRC governmental approvals for the private placement will be obtained.

•                  Since there is a material contingency (i.e., the receipt of relevant PRC governmental approvals) with respect to both of the purchases described above and since the timing of both purchases is uncertain, Tsinghua’s affiliate does not currently have the right to acquire beneficial ownership of such shares within 60 days pursuant to Rule 13d-3(d)(1)(i) and is therefore not a beneficial owner of the subject shares.

•                  On August 31, 2015, Tsinghua and an affiliate acquired a total of 6,175,436 shares in Insight Investment, representing 6.42% of its total current share capital, through a series of open market purchases.  On September 17, 2015, Parent held an extraordinary shareholders meeting at which a representative of Tsinghua, Mr. Ji Hao, was elected as a director on the Parent board. Notwithstanding its current 6.42% shareholding in Insight and single director on a seven-member Parent board of directors, Tsinghua has no right to control Insight or otherwise direct its operations, management or policies, including any investment policies of Parent.

•                  In addition, Tsinghua beneficially owns no shares of the Company and has no power to control the Company or otherwise direct the Company’s operations, management or policies.

•                  Furthermore, Tsinghua has no right to appoint any management personnel of either of Parent or the Company.

•                  Even though Tsinghua does not exercise control, and is not currently an affiliate for Section 13(d) and Section 13(e) purposes, of either Parent or the Company, Tsinghua has provided the limited guarantee to facilitate, and in anticipation of, the completion of the merger as Tsinghua expects to become the largest shareholder of Parent after Tsinghua affiliates’ purchases of Parent shares from another shareholder and in the private placement to be completed following the completion of the merger.

•                  Tsinghua, Parent and the Company continue to operate as separate and independent companies, and prior to completion of the merger, there is no plan for Tsinghua to direct the governance or operation, participate in management or otherwise direct the policies of either Parent or the Company.

For these reasons, we respectfully submit that it is neither appropriate nor necessary to include Tsinghua as a filing party to the Schedule 13E-3.

Interests of Our Directors and Executive Officers in the Merger, page 11 and 60

4.                                      We note the disclosure that each member of the independent committee is being paid $12,000 per month for their services at least through November 14, 2015 but with the possibility of additional fees after such date “to be determined by the board.” Please explain the circumstances under which the committee members could receive additional compensation beyond November 2015 and in what capacity (i.e. for what services). In this regard, we note the disclosure that their compensation is not conditioned on their recommendation of the merger transaction; however, if the possibility of achieving additional compensation would depend on services to be rendered that are contingent on the merger being consummated, this should be highlighted.

The Company respectfully clarifies that the Independent Committee’s compensation is US$12,000 per month payable on a monthly basis for a period of up to six months from May 14, 2015.  If the services of the Independent Committee members are required in connection with this transaction upon and after the expiration of the six month period, additional compensation for such services will be subject to the board’s approval. The possibility of receiving such additional compensation would not be contingent on the merger being consummated.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 25 and 56 of the Revised Proxy Statement.

Special Factors — Background of the Merger, page 28

5.                                      Explain why the independent committee did not retain its own PRC counsel but instead used the same counsel as the Company in considering this transaction.

The Company respectfully advises the Staff that the Independent Committee concluded separate PRC counsel was not necessary for the transaction.  This issue (i.e., whether the Independent Committee should retain separate PRC counsel or whether it could use the Company’s regular PRC counsel) was discussed at the first meeting between members of the Independent Committee and attorneys of Weil, Gotshal & Manges (“Weil”), U.S. legal counsel to the Independent Committee.  The decision of the Independent Committee to use the Company’s PRC counsel was based primarily on the following factors: (i) Weil would lead negotiation of the transaction documents; (ii) the PRC law aspects of the transaction were largely mechanical in nature; (iii) the Weil team included attorneys familiar with many of the PRC law aspects of the transaction; (iv) the Company was already advised by a reputable PRC law firm familiar with its China operations, and in particular the structure of its variable interest entity; (v) there was no legal requirement to retain separate PRC legal counsel; and (vi) the Independent Committee could revisit this decision at a later time, if necessary.

Reasons for the Merger and Recommendation of the Independent Committee and the Company’s Board of Directors, page 34

6.                                      Clarify whether the authority granted to the Special Committee by the Board included the authority to recommend that the Company remain independent.

The Company respectfully advises the Staff that the authority granted to the Independent Committee by the Board included the right to reject the proposal by Insight.  The Independent Committee’s scope of authority therefore included the authority to recommend that the Company remain independent.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Revised Proxy Statement.

7.                                      Describe the alternatives considered by the Board and the Independent Committee and explain why each was rejected in favor of this merger.

The Independent Committee was empowered to, and did consider, pursuing an alternative transaction to the proposed sale of the Company to Insight.  The Board and the Independent Committee rejected this alternative for reasons including the following: (i) the intention of the Company’s founders to form a consortium with Insight to acquire the Company, and the fact that the founders beneficially owned, in the aggregate, 73,256,598 shares of the Company representing approximately 58.4% (as of July 27, 2015) of the total issued and outstanding shares of the Company; (ii) the letter from the Company’s director and chief executive officer, Mr. Xin Jin, to the Independent Committee on May 21, 2015, in which Mr. Jin stated that he was not interested in selling the shares directly or indirectly held by him in any other transaction; and (iii) the fact that, since the announcement of the proposed transaction, no party other than Insight had contacted the Company or the Independent Committee expressing an interest in exploring an alternative transaction with the Company.

Please refer to pages 28 and 58 of the Revised Proxy Statement.  In response to the Staff’s comment, the Company has also revised the disclosure on page 33 of the Revised Proxy Statement to include additional disclosure regarding the “go-shop” process.

The Independent Committee was also empowered to, and did consider, rejecting the proposed sale of the Company to Insight and remaining as a public company.  The Board and the Independent Committee rejected this alternative for reasons including the following: (i) taking into account the historical trading prices of the Company’s ADSs and the condition of the U.S. stock market, the Independent Committee believed that the per share merger consideration of US$2.75 and the per ADS merger consideration of US$5.50 offered by Insight provided an attractive premium that appropriately reflected the intrinsic present value of the shares and ADSs; (ii) the per share merger consideration of US$2.75 and the per ADS merger consideration of US$5.50 substantially exceeded the highest price at which ADSs had traded since February 28, 2014 and represented an approximately 95.0% premium to the closing price of US$2.82 per ADS on April 17, 2015, the last trading day prior to the Company’s announcement on April 20, 2015 that it had received a going private proposal from Insight, and a premium of 86.8% and 97.2% to the volume-weighted average price of the Company’s ADSs during the 30 and 60 trading days prior to April 20, 2015, respectively, which the Independent Committee considered as a more accurate reflection of historical share price trading than single-day historical closing prices, which are more susceptible to volatility on light volumes at the end of a trading session; and (iii) it could take a considerable period of time, if ever, before the trading price of the Company’s ADSs would reach and sustain at least the per ADS merger consideration of US$5.50, in particular when considering the time value of money in that receiving US$5.50 several years in the future is less valuable than receiving US$5.50 at the present time.  Please refer to page 34 of the Revised Proxy Statement.

Certain Financial Projections, page 44

8.                                      Summarize the material assumptions and limitations underlying the projections presented.

The material assumptions underlying the projections are set forth below.  In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Revised Proxy Statement to set forth these material assumptions.

•                  The demand for primary and secondary school tutoring services in China will continue in line with management’s expectations.

•                  Cost of revenues will increase at a slightly lower rate than the Company’s revenue increase.

•                  China’s overall economy will remain relatively stable, with no material change in competition adversely affecting the Company.

•                  Gradual increases in gross margins due to the cancellation of discount package plans in 2015 and continued improvement on the average net revenue per student going forward.

•                  Selling and marketing expenses as a percentage of revenue will remain relatively stable as the Company continues to invest into marketing.

•                  General and administrative expenses as a percentage of revenue will continue to decrease due to economies of scale as the Company continues to grow.

•                  The Company assesses its effective tax rate based on the Company’s profit forecast and the statutory tax rate.  The Company’s effective tax rate is assumed to be in line with management’s expectations and remain at a relatively stable level going forward.

•                  A constant 6.2 RMB per U.S. dollar exchange rate over the forecast period.

The material limitations underlying the projections are set forth below.  Please refer to pages 44 and 45 of the Revised Proxy Statement.

•                  The projections do not take into account any circumstances or events occurring after the date that they were prepared.

•                  The projections were based on numerous assumptions and estimates as to future events made by the Company’s management that management believed were reasonable at the time the projections were prepared.  This information is not, however, fact and not necessarily indicative of actual future results.

•                  Factors such as industry performance, the market for the Company’s existing and new products, the competitive environment, expectations regarding future acquisitions or any other transaction and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict and beyond the control of the Company’s management, may cause actual future results to differ materially from the results forecasted in the projections.

•                  The projections were prepared by the Company’s management for internal use and for use by Lazard in its financial analyses, and were not prepared with a view toward public disclosure or compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts.

Financing, page 59

9.                                      Clarify the source of the funds to be used in the merger. We note the disclosure here that you will use in part “financing to be funded to Parent by third party financing sources, including potentially Tsinghua.” Who are the other potential financing sources and what are the terms upon which they will finance the merger?

The Company respectfully advises the Staff that Parent has confirmed to the Company that it is currently considering multiple sources of financing to fund the merger consideration, including by way of a shareholder’s loan, credit facilities with one or more banks and issuance of debt securities denominated in U.S. dollars to investors outside of the PRC.  Parent has advised the Company that Parent’s selection of one or more sources of acquisition finance will depend on a number of factors, including the interest rate, fees and certainty of financing based on the anticipated timing for the closing of the merger. Tsinghua intends to provide a payment guarantee (if required to obtain the financing) to the relevant banks in the case of direct credit facilities and to the security holder/trustee in the case of issuance of offshore debt securities.  In the case of a shareholder’s loan, Tsinghua would fund the loan as an entrustment loan, with a PRC bank serving as intermediary and the direct lending party as required under PRC law.

In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the Revised Proxy Statement.

Interests of the Founders, page 61

10.                               Where appropriate in the disclosure document, clarify who besides the Founders will purchase shares in the Company after the closing of the merger in a private placement. Describe any affiliation of such entities or persons with any filer on the Schedule 13E-3.

The Company respectfully advises the Staff that the issuer in the private placement is

Parent, not the Company. Following receipt of relevant PRC regulatory approvals, in addition to the three Founders, who will each acquire their Parent shares through separately wholly-owned holding companies, seven other investors are currently expected to participate in the private placement.  The other investors include (i) Xizang TU Yucai Education Investment Co., Ltd., or TU Yucai, a Tsinghua affiliate; (ii) Xizang Jiankun Changqing Telecommunication Investment Co. Ltd., an affiliate of TU Yucai and Tsinghua, given that its beneficial owner is Mr. Zhao Weiguo, the chairman of TU Yucai and Tsinghua; (iii) the Insight Investment Initial No. 1 Employee Stock Ownership Plan, the participants of which following the merger are currently expected to consist primarily of key employees of Xueda Century and Xueda Information although there are no agreements or understandings regarding any such awards to be granted under the plan; and (iv) other four investors in the private placement who are not affiliated with any filer on the Schedule 13E-3.

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Revised Proxy Statement.

*              *              *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Insight, Rubin Li, Goodor Corporation, Xin Jin, Golden Section Holding Corporation, Jinbo Yao and Nihao China Corporation.

If you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please do not hesitate to contact me at +852-2514-7622, or my colleague Melissa Koh at +852-2514-7692.

Very truly yours,

/s/ Kathryn King Sudol

Kathryn King Sudol

Enclosures

cc:	Ross Warner — Xueda Education Group
Tim Gardner — Weil, Gotshal & Manges
Charles Comey, Michael O’Bryan — Morrison & Foerster LLP
David Zhang, Jesse Shelley — Kirkland & Ellis

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 24, 2015 with respect to the Schedule13E-3, File No. 5-85750 (the “Schedule 13E-3”), filed on August 24, 2015 by the Company and the filing persons named therein, each of the undersigned hereby, severally but not jointly, acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•                  the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Xueda Education Group

By:	/s/ Lap Tat Arthur Wong
Name: Lap Tat Arthur Wong
Title: Independent Committee Member

Xiamen Insight Investment Co., Ltd.

By:	/s/ Hao Zhang
Name: Hao Zhang
Title: Chairman

/s/ Rubin Li
Rubin Li

Goodor Corporation

By:	/s/ Rubin Li
Name: Rubin Li
Title: Director

/s/Xin Jin
Xin Jin

Golden Section Holding Corporation

By:	/s/ Xin Jin
Name: Xin Jin
Title: Director

/s/ Jinbo Yao
Jinbo Yao

Nihao China Corporation

By:	/s/ Jinbo Yao
Name: Jinbo Yao
Title: Director